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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

United Online, Inc.
(Name of Subject Company (Issuer))

United Online, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

911268100
(CUSIP Number of Class of Securities)

Charles S. Hilliard
21301 Burbank Boulevard
Woodland Hills, California 91367
Telephone: (818) 287-3000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Ave., Suite 3400
Los Angeles, CA 90071
Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$150,000,000	$19,005

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming a maximum aggregate purchase price of $150,000,000.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Item 1.	Summary Term Sheet.	1
Item 2.	Subject Company Information.	1
Item 3.	Identity and Background of Filing Person.	1
Item 4.	Terms of the Transaction.	1
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.	2
Item 6.	Purposes of the Transaction and Plans or Proposals.	2
Item 7.	Source and Amount of Funds and Other Consideration.	2
Item 8.	Interest in Securities of the Subject Company.	2
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.	2
Item 10.	Financial Statements.	3
Item 11.	Additional Information.	3
Item 12.	Exhibits.	3
Item 13.	Information Required by Schedule 13E-3.	3
SIGNATURE
EXHIBIT INDEX
OFFER TO PURCHASE
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
LETTER TO BROKERS, DEALERS
LETTER TO CLIENTS
SUMMARY ADVERTISEMENT
LETTER TO STOCKHOLDERS
QUESTIONS AND ANSWERS
PRESS RELEASE

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        This Tender Offer Statement on Schedule TO relates to the tender offer by United Online, Inc., a Delaware corporation ("United Online"), to purchase for cash up to 16,666,666 shares or if the aggregate purchase price for such shares would exceed $150,000,000, to purchase that number of shares equal to $150,000,000 divided by the purchase price, rounded to the nearest whole share, of its common stock, par value $0.0001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of November 15, 2001, as amended, between United Online and U.S. Stock Transfer Corporation, as Rights Agent, at a price not more than $10.50 nor less than $9.00 per share, net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 4, 2004 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

The information set forth under "Summary" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	Name and Address. The name of the issuer is United Online, Inc. The address of the principal executive offices of United Online, Inc. is 21301 Burbank Boulevard, Woodland Hills, California 91367. The telephone number of the principal executive offices of United Online, Inc. is (818) 287-3000.
(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.
(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase ("Price Range of Shares") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)	United Online, Inc. is the filing person. The company's address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.
	•	Summary;
	•	Introduction;
	•	Section 1 ("Number of Shares; Proration");
	•	Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");
	•	Section 3 ("Procedures for Tendering Shares");
	•	Section 4 ("Withdrawal Rights");

•	Section 5 ("Purchase of Shares and Payment of Purchase Price");
•	Section 6 ("Conditional Tender of Shares");
•	Section 7 ("Conditions of the Tender Offer");
•	Section 9 ("Source and Amount of Funds");
•	Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");
•	Section 13 ("Certain United States Federal Income Tax Consequences"); and
•	Section 14 ("Extension of the Tender Offer; Termination; Amendment").
(b)
Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a); (b); (c)	Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.
	•	Summary; and
	•	Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer").

Item 7.    Source and Amount of Funds and Other Consideration.

(a); (b); (d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9 of the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a); (b)	Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)	The information set forth in Section 15 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

(a); (b)	Financial Information; Pro Forma Information. The information set forth in Section 10 of the Offer to Purchase ("Certain Information Concerning United Online") is incorporated herein by reference.

2

Item 11.    Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase ("Certain Information Concerning United Online"), Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 12 of the Offer to Purchase ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.
(b)
Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 4, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2004.
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2004.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated November 4, 2004.
(a)(5)(B)	Letter from Mark R. Goldston, Chairman, President, and Chief Executive Officer of United Online, to stockholders of United Online, Inc., dated November 4, 2004.
(a)(5)(C)	Questions and Answers.
(a)(5)(D)	Press Release, dated November 4, 2004.
(b)	Not applicable.
(d)(1)	2001 Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to United Online's Annual Report on Form 10-K for the fiscal year ended June 30, 2003).
(d)(2)	2001 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to United Online's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
(d)(3)	2001 Supplemental Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to United Online's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED ONLINE, INC.
	By:	/s/ CHARLES S. HILLIARD
		Name:	Charles S. Hilliard
		Title:	Executive Vice President, Finance and Chief Financial Officer
Dated: November 4, 2004

Signature Page

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TABLE OF CONTENTS
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds and Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE